August 9,
2021

VIA E-MAIL

Steven L. Brown
Chief Executive Officer
Trinity Capital Inc.
1 N. 1st Street
3rd Floor
Phoenix, Arizona 85004

              Re:     Trinity Capital Inc. N-2 (File No. 333-257818)

Dear Mr. Brown,

       On July 9, 2021, you filed a registration statement on Form N-2 on behalf of Trinity
Capital Inc. (the    Company   ). The Company is a closed-end management
investment
company registered under the Investment Company Act of 1940 (   1940 Act   ).

Our comments are set forth below. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.



General

   1. Please review and revise your registration statement for consistency. We note, for
      example, you include a section titled    Selling Noteholders    on page
81 that states    [t]he
      registration statement of which this prospectus is a part has been filed with the SEC pursuant to the 2025 Notes Registration Rights Agreement to register for resale up to
      $68,410,000 in aggregate principal amount of the 2025 Notes        while
your cover page
      indicates the filing relates to an unallocated shelf offering on a primary basis. This is an example only. Please review and revise as appropriate.
 Mr. Steven L. Brown
August 9, 2021
Page 2 of 3



Control Share Acquisitions (page 68)

   1. Please affirmatively state whether the Company has opted-in to the Maryland Control
      Share Acquisition Act (   MCSAA   ) and include related risk disclosure
as appropriate. If
      the Company has not opted in to the MCSAA, please remove references to the MCSAA that are not applicable.

Convertible Notes Registration Rights Agreement (p. 74)

   2. In the last paragraph on page 74, please provide the date that the Company filed the resale registration statement. Provide a status update to this disclosure as applicable.

PART C

   3. Please confirm supplementally that the Company will include as an exhibit to a post-
      effective amendment filed pursuant to Rule 462(d) under the 1933 Act the final
      version of any agreement filed as a    form of    exhibit to the
registration statement.

   4. Please confirm supplementally that the Company will provide an updated audit consent.


                                          *    *    *


         Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

        In closing, we remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
 Mr. Steven L. Brown
August 9, 2021
Page 3 of 3



        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-7565 or stojice@sec.gov or Lauren Hamilton, Staff Accountant, at (212) 336-7274 or hamiltonlau@sec.gov.

                                                                Sincerely,

                                                                 /s/ Elena
Stojic
                                                                     Senior
Counsel


      cc: Christian Sandoe, SEC
          Jay Williamson, SEC
          Cynthia M. Krus, Eversheds Sutherland LLP
          Stephani M. Hildebrandt, Eversheds Sutherland LLP